Exhibit 99.1

Scinai Immunotherapeutics Announces $2.61 Million Private Placement Financing

●	Financing led by institutional life sciences investor, with participation from new and existing investors

●	Capital expected to support expansion of CDMO platform and advancement of customer programs

JERUSALEM, April 24, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI), (“Scinai” or the “Company”) a biopharmaceutical company advancing a pipeline of innovative inflammation and immunology therapeutics and the owner of Scinai Biopharma Services Ltd., a contract development and manufacturing organization (CDMO), today announced that it has entered into a securities purchase agreement with an institutional life sciences investor, as well as with new and existing institutional and accredited investors, for the purchase and sale of 5,208,333 American Depositary Shares (ADSs), each representing 4,000 ordinary shares, at a purchase price of $0.48 per ADS, as well as a Series A warrant to purchase up to 5,208,333 ADSs at an exercise price of $0.48 per ADS, exercisable immediately with a term of two years, and a Series B warrant to purchase up to 5,208,333 ADSs at an exercise price of $0.55 per ADS, exercisable immediately with a term of five years.

In addition, the Company entered into a warrant inducement agreement with an existing institutional investor of the Company for the immediate exercise of warrants to purchase up to 229,310 ADSs of its ordinary shares (the “Existing Warrants”) at an exercise price of $0.48 per ADS.

In consideration for the immediate exercise in full of the Existing Warrants for cash, the investor will receive in a private placement new unregistered warrants to purchase up to 458,621 ADSs (the “New Warrants”). The New Warrants will have an exercise price of $0.55 per ADS, will be exercisable immediately, and will expire five (5) years from the date of issuance.

The aggregate gross proceeds from the private placement and the warrant inducement transaction are approximately $2.61 million, before deducting fees and expenses, and the closing of the transactions is expected to occur on or about April 27, 2026, subject to satisfaction of customary closing conditions.

Scinai intends to use the net proceeds, together with existing cash resources, to support the expansion of its CDMO platform, advance customer programs, and continue selective investment in its immunotherapy pipeline. The Company believes this financing will support the execution of its growth strategy.

A.G.P./Alliance Global Partners acted as the sole financial advisor for the transactions.

The offer and sale of the foregoing securities will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder. Accordingly, the securities issued in the private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in this warrant inducement transaction, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company focused on the development of innovative immunology therapies. The Company is advancing a pipeline of therapeutic candidates licensed from the Max Planck Society and from PinCell S.r.l.

Scinai also owns Scinai Biopharma Services Ltd., a contract development and manufacturing organization (CDMO), providing development and manufacturing services to biotechnology and pharmaceutical companies.

For more information, please visit: www.scinai.com

Company Contacts

Business Development | +972 8 930 2529 | bd@scinai.com

Investor Relations – Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements include, among other things, statements regarding the proposed closing of the transactions, the expected timing and terms thereof, the expected gross proceeds, the intended use of proceeds, the Company’s ability to expand its CDMO platform, execute on its growth strategy and business development opportunities, advance its R&D pipeline, and realize the expected benefits of its acquisition of Recipharm Israel and related commercial collaboration.

These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation, risks related to the completion of the financing, the Company’s ability to successfully deploy the proceeds, integrate acquired operations, attract and retain customers, expand its CDMO activities, advance its product candidates, secure partnerships, execute on its growth strategy and general market and industry conditions. More detailed information regarding these and other risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.

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